

Mail Stop 4561

September 6, 2016

Frank Gibeau
Chief Executive Officer
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

Re: Zynga, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K
Furnished on August 4, 2016
File No. 001-35375

Dear Mr. Gibeau:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 45

1. We note your presentation of Adjusted EBITDA includes the change in deferred revenue here and in your earnings releases furnished on Form 8-K. We further note from your earnings releases that you present non-GAAP net income (loss), non-GAAP net income (loss) per share, Adjusted EBITDA range, non-GAAP net income (loss) range and non-

GAAP net income (loss) per share range that includes the change in deferred revenue, which is inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next Form 10-Q and earnings release.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2. Please tell us your consideration of providing a quantitative and qualitative analysis of how your advertising revenues are impacted by the total number of advertising impressions delivered and the effective Cost Per Impression (eCPM). In this respect, we note from your Q4 2015 Quarterly Earnings Letter on your website that advertising revenue growth was driven in part by a higher eCPM. This appears to be important and material information necessary to understanding your advertising business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Form 8-K furnished on August 4, 2016

3. We note several instances where you appear to present a non-GAAP measure that precedes the most directly comparable GAAP measure without presenting the comparable GAAP measure. This may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services